B. Craig Owens
Senior Vice President —	Campbell Soup Company
Chief Financial Officer and	One Campbell Place
Chief Administrative Officer	Camden, NJ 08103-1799
856-342-5270
856-342-3965 Fax
craig_owens@campbellsoup.com
June 8, 2011
Mr. Michael Fay
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Re:	Campbell Soup Company Form 10-K for the Fiscal Year Ended August 1, 2010 Filed September 29, 2010 Form 10-Q for the Fiscal Quarter Ended January 30, 2011 Filed March 9, 2011
File No. 1-3822
Dear Mr. Fay:
My colleagues and I appreciated the opportunity to speak with you and other members of the Staff on May 25 concerning our segment reporting.
Enclosed are the two additional items Mr. Shannon requested in his telephone call to Mr. Migliaccio on May 26. The CODM package for April 2011 is enclosed as Exhibit A.* The April 2011 quarterly business review presentations for Campbell North America’s U.S. Soup, Sauces and Beverages segment are enclosed as Exhibit B.*
With respect to the latter item, please note that the quarterly business review for Campbell North America is ordinarily coordinated and led by Sean Connolly, who is the President of that Division. Mr. Connolly typically provides the review for Campbell North America and for U.S. Retail (U.S. Soup, Sauces and Beverages). Members of his staff present further detail, as indicated in the agenda, concerning the respective areas for which they are accountable. Because Mr. Connolly was on vacation at the time of the April 2011 review, Tim Skidmore, another executive on Mr. Connolly’s staff, delivered the part of the presentation Mr. Connolly normally provides.

*	Exhibits A and B omitted from this response pursuant to a confidential treatment request under 17 C.F.R. § 200.83.

Mr. Michael Fay
U.S. Securities and Exchange Commission
June 8, 2011
As we mentioned in our conference call with you, the agendas and content of the quarterly business reviews vary from period to period, based on current business issues.
Quarterly business reviews are conducted to provide an overview of business performance. They are scheduled near the end of each fiscal quarter in order to provide information and context for the preparation of the quarterly earnings release, the materials for the quarterly conference call with analysts, and the section on Management’s Discussion and Analysis in the quarterly SEC filing. Those attending the reviews, in addition to myself, include the Senior Vice President — Finance, the Vice President — Controller, the Vice President — Investor Relations, the Chief Strategy Officer, and other executives and managers within the Campbell North America business.
These meetings are not vehicles for review of targets or allocation of resources. The Chief Executive Officer does not attend the reviews, and I do not have authority independently to change performance targets or to re-allocate resources without his concurrence. The CODM reviews performance targets and resource allocation at the operating segment level. Performance evaluation and resource allocation below the U.S. Soup, Sauces and Beverages level are the responsibility of the segment manager, not the CODM.
We look forward to talking further with you after you have reviewed these additional materials.

Sincerely, CAMPBELL SOUP COMPANY
By:	/s/ B. Craig Owens
B. Craig Owens
Senior Vice President — Chief Financial Officer and Chief Administrative Officer

cc:	Douglas R. Conant
Ellen O. Kaden
Anthony P. DiSilvestro
Mark Shannon — Securities and Exchange Commission
Brad Skinner — Securities and Exchange Commission
Leslie Overton — Securities and Exchange Commission
Dean Simone — PricewaterhouseCoopers LLP
Anthony J. Scamuffa — PricewaterhouseCoopers LLP
Cody Smith — PricewaterhouseCoopers LLP
Gary Levan — PricewaterhouseCoopers LLP
Enclosures:       Exhibits A and B*

*	Exhibits A and B are omitted from this response pursuant to a confidential treatment request under 17 C.F.R. § 200.83.

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